TRANSMISSÃO PAULISTA

Data São Paulo, May 6, 2002

02 MAY 14 AM 10:50

Ref. CT/F/1274/2002

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

02034017

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing, attached herewith, a copy of Companhia de Transmissão de Energia Elétrica Paulista's Minutes of the Ordinary and Extraordinary General Shareholders' Meetings for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Investor Relations Assistant

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Enclosure: as above mentioned

Copy to: Glorinete Laurentino
The Bank of New York

dlw 5/15

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

C.N.P.J. 02.998.611/0001-04

NIRE 35300170571

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

DATE, TIME AND PLACE: On April 26, 2002 at 9:00 a.m. at Rua Bela Cintra, 847, 9th floor, in this City. **NOTICE**: Call Notice published on April 10, 11 and 12, in the newspapers "Diário Oficial do Estado" and "Gazeta Mercantil". **MEMBERS PRESENT:** Shareholders representing more than two-thirds of the capital stock with voting right, according to signatures stated in the Attendance Book of the Shareholders, Board of Directors, Executive Committee, Audit Committee, Delloite Touche Tohmatsu Auditores Independentes. **PRESIDING OFFICERS:** Chairman: Sílvio Aleixo. Secretary: Luiz Carlos Mussi. **AGENDA: a)** Accounts of the Administrators and Financial Statements related to the fiscal year of 2001; **b)** Payment of dividends to the shareholders, distributed as follows: **b.1)** R$ 12,157,400.23 as interest on own capital, as provided for in article 32, paragraph 2, of the Bylaws; **b.2)** R$ 32,713,406.24 as additional dividends, regarding the result of the fiscal year of 2001; **c)** Election of the members of the Board of Directors for a new term of office; **d)** Election of the regular and alternate members of the Audit Committee; **e)** Establishment of the remuneration of the members of the Board of Directors, Executive Committee and Audit Committee; **f)** Other matters of corporate interest. **CLARIFICATIONS: a)** The matters were duly appreciated by the State

TRANSMISSÃO
PAULISTA

Capital Defense Council - CODEC, through Opinion No. 043/2002 of 04/25/2002; that instructs the vote of the representative of the shareholder São Paulo State Treasury; **b)** The Minutes were drawn up in a summarized way, according to paragraph 1 of Article 130 of Law No. 6404/76. **DELIBERATIONS: a) "Accounts of the Administrators and Financial Statements related to the fiscal year of 2001".** The matter counted on the Opinion of Delloite Touche Tohmatsu Auditores Independentes and on the favorable Opinions of the Board of Directors and Audit Committee of the Company. The matter was put to voting, being registered the abstention of the representative of the shareholder FEDERAL GOVERNMENT, resulting unanimously **approved**. **b) Payment of dividends to the shareholders, distributed as follows: b.1) R$ 12,157,400.23 as interest on own capital, as provided for in article 32, paragraph 2, of the Bylaws. b.2) R$ 32,713,406.24 as additional dividends, regarding the result of the fiscal year of 2001.** The matter counted on the favorable Opinions of the Board of Directors and Audit Committee of the Company. The matter was put to voting, being registered the abstention of the representative of the shareholder FEDERAL GOVERNMENT, resulting unanimously **approved**. It is worth mentioning that the payment of the portions of R$ 12,157,400.23 and of R$ 32,713,406.24 shall be made within 60 (sixty) days after this General Shareholders' Meeting, as provided for in article 205, § 3 of Law 6404/76. **c) Election of the members of the Board of Directors for a new term of office.** Using the floor, the representative of the shareholder State Treasury appointed to make up the Board of Directors: Messrs. Mauro Guilherme Jardim Arce, Ruy Martins Altenfelder Silva, Carlos Pedro Jens, Fernando Carvalho Braga, Fernando José Tenório Acosta, Gustavo de Sá e Silva, Lucia Maria Dal Medico, Luiz de Freitas Bueno, Miguel Carlos Fontoura da Silva Kozma, Nelson Vieira

Barreira, Norberto de Franco Medeiros, Silvio Aleixo. Following, in compliance with the provisions of article 141, § 4, subsections I and II, of Law No. 6404/76, Mr. Nereu Ramos Neto, representative of the shareholder ELETROBRÁS and Ms. Giulia da Cunha Fernandes Puttomatti, representative of the shareholder FEDERAL GOVERNMENT, were appointed. The Chairman informs that the Councilmember Fernando José Tenório Acosta, appointed above, will hold the vacancy in the Board of Directors, as representative of the employees, as provided for in article 140, sole paragraph of Law 6404/76 and article 35 of the Bylaws of the Company, still clarifying that he was elected through direct voting by the Company's employees and that he was already part of the Board of Directors since 08/27/2001. The inauguration in the offices shall follow the requirements, impediments and procedures foreseen in the applicable law, specially in articles 145 and 147 of the Corporate Law and in the State Decree No. 41,865/97, amended by State Decree No. 43,199/98. The Board of Directors elected for a term of office of 3 (three) years, according to the Bylaws, is made up as follows: **Mauro Guilherme Jardim Arce** Brazilian, married, electrical engineer, Identity Card (RG). No. 2,550,634, Taxpayer Card (CPF) No. 107,894,648,53, resident and domiciled in this City, at Rua Canário, 943, Apt. 62; **Carlos Pedro Jens**, Brazilian, married, civil engineer, Identity Card (RG) No. 2,701,036, Taxpayer Card (CPF) No. 003,300,198-72, resident and domiciled in this City, at Rua Marcos Melega, 150, Apt G3; **Fernando Carvalho Braga,** Brazilian, married, economist, Identity Card (RG) No. 4,911,744, Taxpayer Card (CPF) No. 538,987,458-72, resident and domiciled in this City, at Rua Engenheiro Guimarães Valadão, 277; **Fernando José Tenório Acosta**, Brazilian, married, bachelor of laws, Identity Card (RG) No. 7,139,645-7, Taxpayer Card (CPF) No. 953,604,608-87, resident and domiciled in this City, at Rua Pedro

TRANSMISSÃO PAULISTA

Vilalobos Martin, 194; **Giulia da Cunha Fernandes Puttomatti,** Brazilian, single, business administrator, Identity Card (RG) No. 22,924,451-8, Taxpayer Card (CPF) No. 176,133,498-02, resident and domiciled at SQS 210, Bloco D, Apt 604, Brasília - DF; **Gustavo de Sá e Silva,** Brazilian, married, economist, Identity Card (RG) No. 682,763, Taxpayer Card (CPF) No. 003,325,008-10, resident and domiciled in this City, at Alameda Jaú, 1817, Apt. 11; **Lucia Maria Dal Medico**, Brazilian, single, Identity Card (RG) No. 3,690,812-5, Taxpayer Card (CPF) No. 518,720,648-68, resident and domiciled in this City, at Rua Caiowaá, 1194, Apt 251; **Luiz de Freitas Bueno,** Brazilian, widower, electrical engineer, Identity Card (RG). No. 463,317-9, Taxpayer Card (CPF) No. 005,065,408-04, resident and domiciled in this City, at Rua Maranhão, 1019, 12th floor; **Miguel Carlos Fontoura da Silva Kozma,** Brazilian, married, agricultural engineer, Identity Card (RG). No. 7,539,583, Taxpayer Card (CPF) No. 007,192,428-00, resident and domiciled in this City, at Rua Flávio Queiroz de Morais, 245; **Nelson Vieira Barreira,** Brazilian, married, industrial engineer, Identity Card (RG). No. 2,527,650, Taxpayer Card (CPF) No. 006,760,638-53, resident and domiciled in this City, at Rua Itapirapuan, 50; **Nereu Ramos Neto,** Brazilian, married, economist, Identity Card (RG). No. 1,914,965 (RJ), Taxpayer Card (CPF) No. 023,703,376-49, resident and domiciled in this City, at Rua Dr. Alberto Faria, 1137; **Norberto de Franco Medeiros,** Brazilian, married, engineer, CREA No. 11,570/D - 5th region, Taxpayer Card (CPF) No. 005,463,997-20, resident and domiciled at Rua General Urquiza, 155, Apt 501, Rio de Janeiro - RJ; **Ruy Martins Altenfelder Silva,** Brazilian, married, lawyer, Identity Card (RG). No. 2,417,826, Taxpayer Card (CPF) No. 028,677,108-04, resident and domiciled in this City, at Rua Marechal Hastimphilo de Moura, 338-B-5D; **Sílvio Aleixo,** Brazilian, married, electrical engineer, Identity Card (RG)

No. 8,290,187, Taxpayer Card (CPF) No. 711,695,478-34, resident and domiciled in this City, at Rua Dr. Cândido Mota Filho, 521, Apt 54. **d) Election of the regular and alternate members of the Audit Committee.** The representative of the shareholder State Treasury appointed as regular members: Carlos Alberto Pontelli, Energita Alves Moreira and Antonio Henrique da Costa Gross and as alternate members: Tzung Shei Ue, José Antonio Xavier, Raimundo Francisco Alencar de Melo. Following, in compliance with the provisions of article 161, paragraph 4, subsection "a", of Law No. 6404/76, the representative of the shareholder Centrais Elétricas Brasileiras S.A. - ELETROBRÁS appointed Sérgio Luiz Xavier Porto as regular member and Afrânio Barreira de Alencar Matos Filho as alternate member. Continuing, the representative of the shareholder Federal Government appointed as regular member Rômulo Rodrigues and as alternate member Lindemberg de Lima Bezerra. The Audit Committee is made up as follows: *Regular Members*: **Carlos Alberto Pontelli,** Brazilian, single, bachelor of accounting, Identity Card (RG). No. 13,949,658, Taxpayer Card (CPF) No. 114,177,168-35, resident and domiciled in this City, at Rua Alves Guimarães, 689, Apt 13; **Energita Alves Moreira,** Brazilian, married, pedagogue, Identity Card (RG). No. 12,654,573, Taxpayer Card (CPF) No. 088,171,068-79, resident and domiciled in this City, at Rua Márcio Mazzei, 300, Apt 73; **Antonio Henrique da Costa Gross,** Brazilian, married, electrical engineer, Identity Card (RG). No. 3,807,900, Taxpayer Card (CPF) No. 477,774,868-53, resident and domiciled in this City, at Rua Rio Preto, 78 Apt. 21; **Rômulo Rodriques,** Brazilian, married, economist, Identity Card (RG). No. 180,996-81-CE, Taxpayer Card (CPF) No. 220,397,831-72, resident and domiciled at Condomínio Lago Sul, conj. 6 - casa 9, Brasília - DF and **Sérgio Luiz Xavier Porto,** Brazilian, married, lawyer, Identity Card (RG). No.

2,250,957, Taxpayer Card (CPF) No. 236,598,828-87, resident and domiciled at Rua Cônego Eugênio Leite, 574, Apt 101, in this City; _Alternate Members_: **Tzung Shei Ue**, Brazilian, single, economist, resident and domiciled in this City, at Rua Pamplona, 328, Apt. 14; **José Antonio Xavier**, Brazilian, married, economist, Identity Card (RG). No.8,503,413, Taxpayer Card (CPF) No. 036,215,928-90, resident and domiciled at Rua Edgar de Souza, 102, in this City; **Raimundo Francisco Alencar de Melo,** Brazilian, judicially separate, lawyer, Identity Card (RG). No. 6,321,166, Taxpayer Card (CPF) No. 878,556,668-34, resident and domiciled at Rua Bandeirantes, 146, Apt. 13, in this City; **Lindemberg de Lima Bezerra,** Brazilian, single, economist, Identity Card (RG). No. 86,072,085-CE, Taxpayer Card (CPF) No. 477,413,760-04, resident and domiciled at AOS 01, Bloco F, Apt. 208, Brasília/DF; and **Afrânio Barreira de Alencar Matos Filho,** Brazilian, married, business administrator, Identity Card (RG). No. 3,394,253-3, Taxpayer Card (CPF) No. 403,296,827-68, resident and domiciled at Av. Atlântica, 457, Apt. 807, Rio de Janeiro/RJ. The Councilmembers elected shall present a statement that mentions the requirements foreseen in article 162 of Law No. 6404/76, equally following the provisions of Decree No. 41,865/97, amended by State Decree No. 43,199/98. As regards their terms of office, they will perform their jobs until the next Ordinary General Shareholders' Meeting. It is worth mentioning that if it is impossible for the regular member to attend the meetings, the alternate member shall be called to participate in the meetings, who will receive the remuneration deserved by the Councilmember substituted. **e) Establishment of the remuneration of the members of the Board of Directors, Executive Committee and Audit Committee.** The matter was put to voting, being registered the vote abstention of the representative of the shareholder FEDERAL GOVERNMENT, resulting unanimously approved

the establishment of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee of the Company, as well as the payment of a gratification "pro rata temporis", in December, that shall have, as calculation basis, the respective monthly remuneration, in compliance with the amounts and criteria established by CODEC. The members of the Board of Directors will be entitled to a remuneration corresponding to 0.1 (one-tenth) of the amount stipulated to the President and Chief Executive Officer of the Company, up to the limit of 2 (two) remunerated sessions per month, in compliance with article 7 of CODEC Deliberation No. 01/91. As to the members of the Audit Committee, they will receive a monthly remuneration of 0.1 (one-tenth) of the monthly average of the Directors, limited to a one remunerated session per month, since the attendance is proven, in accordance with the amounts established by CODEC. As regards the remuneration of the Executive Committee, the guidelines of the State Capital Defense Council - CODEC, specially articles 2 through 6 of CODEC Deliberation No. 01/91 and CODEC Opinion No. 003, of 02/05/1999, shall be followed. It should also be enhanced that in the case of offices accumulation, the Director shall receive only one remuneration. **f) Other matters of corporate interest.** Using the floor, the representative of the shareholder State of São Paulo Treasury, recommended that other matters of economic and financial nature were not deliberated, reiterating, according to the terms of CODEC Opinion No. 043/02, the compliance with the legislation in effect. **CLOSING AND SIGNATURE OF THE MINUTES:** As the floor was no longer requested, the Chairman closed the Ordinary and Extraordinary General Shareholders' Meetings, requesting these minutes to be drawn up, that after read and approved were signed by the presiding officers and shareholders present who constitute the majority necessary for the deliberations passed. Sílvio

Aleixo, Chairman; Luiz Carlos Mussi, Secretary; Francisco Geraldo Salgado Cesar for São Paulo State Treasury; Marden Mattos Braga, for the Federal Government; Flávia Ewbank Ribeiro Gomes, for Centrais Elétricas Brasileiras S.A - ELETROBRÁS; Sérgio Luiz Marques Cadima, for Banco Nossa Caixa S.A; Maria Conceição de Castro, for Departamento de Águas e Energia Elétrica - DAEE; Raimundo Francisco Alencar de Melo, for the Audit Committee.

(a) Sílvio Aleixo
Chairman

(a) Luiz Carlos Mussi
Secretary

Francisco Geraldo Salgado César
For São Paulo State Treasury

Marden Mattos Braga
For the Federal Government

Flávia Ewbank Ribeiro Gomes
For Centrais Elétricas Brasileiras S.A. - ELETROBRÁS

Sérgio Luiz Marques Cadima
For Banco Nossa Caixa S.A.

Maria Conceição de Castro
For Departamento de Águas e Energia Elétrica

Raimundo Francisco Alencar de Melo
For the Audit Committee